AGREEMENT

This Agreement ("Agreement"), dated March 23, 2015 ("Effective Date"), is by and among OM Group, Inc. ("Company"), FrontFour Capital Group LLC, and the entities and natural persons listed on Exhibit A (collectively, "FrontFour" and each a "FrontFour Member"). Each of the Company and FrontFour is a "Party" to this Agreement and collectively they are the "Parties."

RECITALS

A.   The Company and FrontFour have engaged in various discussions and communications concerning the Company's business, financial performance and strategic plans;

B.   FrontFour is deemed to beneficially own shares of common stock of the Company ("Common Stock") totaling, in the aggregate 1,785,606 shares, or approximately 5.7%, of the Common Stock issued and outstanding on the Effective Date;

C.   FrontFour submitted a letter to the Company dated January 28, 2015 (the "Nomination Letter") notifying the Company of its intent to nominate candidates for election to the Company's board of directors ("Board") at the 2015 annual meeting of the shareholders of the Company ("2015 Annual Meeting");

D.   The Company and FrontFour have determined to come to an agreement with respect to the election of members of the Board, including those to be elected at the 2015 Annual Meeting, certain matters related to the 2015 Annual Meeting and certain other matters, as provided in this Agreement.

Accordingly, the Parties agree as follows:

1.   <u>Board Appointments; 2015 Annual Meeting; Board Matters.</u>

(a)   The Company agrees to take all necessary actions to nominate at the 2015 Annual Meeting David A. Lorber ("Lorber"), Joseph M. Gingo ("Gingo") and Carl Christenson ("Christenson", and collectively with Lorber and Gingo, the "Agreed Slate") for election to serve as directors until the 2018 annual meeting of the shareholders of the Company. The Company agrees to recommend, support and solicit proxies for the election of Lorber at the 2015 Annual Meeting in the same manner as for all directors on the Agreed Slate, and to otherwise use reasonable best efforts to cause, the election of all directors on the Agreed Slate.

(b)   FrontFour hereby irrevocably withdraws the Nomination Letter on the Effective Date and agrees, except as provided in Sections 1(a) and 1(g), not to: (i) nominate any person for election at the 2015 Annual Meeting, (ii) submit any proposal for consideration at, or bring any other business before, the 2015 Annual Meeting, directly or indirectly, (iii) initiate, encourage or participate in any "withhold" or similar campaign with respect to the 2015 Annual Meeting, directly or indirectly, or (iv) publicly or privately encourage or support any other shareholder to take any of the actions described in this Section 1(b).

(c)   At the 2015 Annual Meeting, FrontFour agrees to appear in person or by proxy and vote all of the shares of Common Stock it beneficially owns (i) in favor of the election of the Agreed Slate, (ii) to ratify the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2015, (iii) in accordance with the Board's recommendation with respect to the Company's "say-on-pay" proposal, and (iv) in accordance with the recommendation of Institutional Shareholders Services (ISS) with respect to any other matter that comes before the 2015 Annual Meeting.

(d)   FrontFour agrees that it will cause each of its Affiliates and Associates to comply with FrontFour's obligations under this Agreement and shall be responsible for the failure of any Affiliate or Associate to do so. As used in this Agreement, the terms "Affiliate" and "Associate" will have the respective meanings set forth in Rule 12b-2 promulgated by the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, or the rules or regulations promulgated thereunder (the "Exchange Act") and will include all persons or entities that, subsequent to the Effective Date, become Affiliates or Associates of any person or entity referred to in this Agreement.

(e)   The Company agrees that promptly following the conclusion of the 2015 Annual Meeting, but in any event no later than 5 days thereafter, the Board will take all action necessary to increase the size of the Board to nine directors with the newly created directorship resulting from such increase to be designated as a director of the Company whose term of office will expire at the 2016 annual meeting of shareholders of the Company (the "2016 Annual Meeting") and immediately thereafter, appoint Allen A. Spizzo ("Spizzo") as a director of the Company whose term of office will expire at the 2016 Annual Meeting.

(f)   FrontFour acknowledges that all members of the Board, including Lorber and Spizzo, are required to comply with all policies, procedures, processes, codes, rules, standards and guidelines applicable to Board members, including the Company's code of business conduct and ethics, securities trading policies, director confidentiality policies, and corporate governance guidelines, and preserve the confidentiality of Company business and information, including discussions of matters considered in meetings of the Board or Board committees. FrontFour further acknowledges that Lorber and Spizzo shall be required to provide to the Company the information required to be or customarily disclosed for directors, candidates for directors, and their affiliates and representatives in a proxy statement or other filings under applicable law or stock exchange rules or listing standards, information in connection with assessing eligibility, independence and other criteria applicable to directors or satisfying compliance and legal obligations, and such other information as reasonably requested by the Company from time to time. FrontFour shall ensure that each of Lorber and Spizzo has provided, and provides, the Company with the information contemplated by this Section 1(f) and

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otherwise complies therewith, and FrontFour shall provide the Company with such information concerning FrontFour as is required to be disclosed under applicable law or stock exchange regulations.

(g)   The Company agrees that if either Lorber or Spizzo is unable to serve as a director, resigns as a director or is removed as a director during the Standstill Period, then FrontFour shall have the ability to recommend a substitute person(s); provided that any substitute person recommended by FrontFour shall qualify as "independent" pursuant to New York Stock Exchange listing standards and the Company's Corporate Governance Principles, and have relevant financial and business experience to fill the resulting vacancy. In the event the Nominating and Corporate Governance Committee of the Board (the "Nominating Committee") does not accept a substitute person recommended by FrontFour, FrontFour will have the right to recommend additional substitute person(s) for consideration by the Nominating Committee. Upon the acceptance of a replacement director nominee by the Nominating Committee, the Board will take such actions as to appoint such replacement director to the Board no later than 5 business days after the Nominating Committee recommendation of such replacement director.

(h)   The Company shall use its reasonable best efforts to hold the 2015 Annual Meeting no later than June 13, 2015.

(i)   The Company agrees that Lorber shall be appointed to the Nominating Committee, Spizzo shall be appointed to the Compensation Committee of the Board and further each of Lorber and Spizzo shall be considered along with all other Board members for Board committee appointments in connection with the Board's annual review of committee composition.

2.   Standstill Provisions.

(a)   FrontFour agrees that, from the date of this Agreement until the earlier of (x) the date that is 15 business days before the deadline for the submission of shareholder nominations for the 2016 Annual Meeting pursuant to the Company's bylaws or (y) the date that is 60 calendar days prior to the first anniversary of the 2015 Annual Meeting ("Standstill Period"), neither it nor any of its Affiliates or Associates will, and it will cause each of its Affiliates and Associates not to, directly or indirectly, in any manner:

(i)   engage in any solicitation of proxies or consents or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange Act) of proxies or consents (including, without limitation, any solicitation of consents that seeks to call a special meeting of shareholders), in each case, with respect to the securities of the Company;

(ii)   form, join or in any way participate in any "group" (within the meaning of Section 13(d)(3) of the Exchange Act), with respect to the securities of the

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Company (other than a "group" that consists exclusively of the persons identified on Exhibit A for purposes consistent with this Agreement), except that nothing in this Agreement will limit the ability of an Affiliate or Associate of FrontFour to join the FrontFour "group" following the execution of this Agreement, so long as any such Affiliate or Associate has executed and delivered to the Company a written joinder agreeing to be bound by the terms and conditions of this Agreement;

(iii)   deposit any securities of the Company in any voting trust or subject any the securities of the Company to any arrangement or agreement with respect to the voting of any securities of the Company, other than any such voting trust, arrangement or agreement solely among the members of FrontFour and otherwise in accordance with this Agreement;

(iv)   seek or encourage any person to submit nominations in furtherance of a "contested solicitation" for the election or removal of directors with respect to the Company or initiate, encourage or participate in any other action with respect to the election or removal of any directors, except as contemplated by this Agreement;

(v)   (A) initiate, encourage or participate in any proposal for consideration by shareholders at any annual or special meeting of shareholders of the Company or seek or encourage any other person or entity to do so, (B) initiate, encourage or participate in any offer or proposal (with or without conditions) with respect to a merger, acquisition, recapitalization, restructuring, disposition or other transaction involving the Company, or seek or encourage any third party to do so or to engage in any related activity or (C) initiate, encourage or participate in any public communication in opposition to any merger, acquisition, recapitalization, restructuring, disposition or other transaction approved by the Board;

(vi)   institute, solicit, assist or join, as a party, any litigation, arbitration or other proceeding against or involving the Company or any of its current or former directors or officers (including derivative actions) other than to enforce the provisions of this Agreement;

(vii)   seek, alone or in concert with others, representation on the Board, except as specifically contemplated in Section 1;

(viii)   seek to advise, encourage, support or influence any person with respect to the voting or disposition of any securities of the Company at any annual or special meeting of shareholders, except in accordance with Section 1; or

(ix)   initiate, encourage or participate in any request or submit any proposal to amend or waive the terms of this Agreement other than through non-public communications with the Company that would not trigger public disclosure obligations for any Party.

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(b)   FrontFour will cause all FrontFour Members not to (i) take any action, (ii) vote any securities of the Company that it owns or controls, or (iii) make any public statements regarding the Company, unless FrontFour acts, votes or makes a statement in a manner that is consistent among all FrontFour Members and in compliance with this Agreement.

(c)   Except as expressly provided in Section 1, Section 2(a) or Section 2(b), each FrontFour Member will be entitled to:

(i)   vote its shares on any other proposal duly brought before the 2015 Annual Meeting, or otherwise vote as each member of FrontFour determines in its sole discretion provided that all members of FrontFour vote their shares in the same manner;

(ii)   disclose, publicly or otherwise, how it intends to vote or act with respect to any securities of the Company, any shareholder proposal or other matter to be voted on by the shareholders of the Company and its reasons for doing so, so long as all such activity is in compliance with the requirements of this Agreement and that such disclosure is made in a consistent manner and includes all members of FrontFour; or

(ii)   engage in private communications with shareholders and other third parties as long as such communications are in compliance with the requirements of this Agreement.

3.   Representations and Warranties of the Company.

The Company represents and warrants to FrontFour that (a) the Company has the corporate power and authority to execute and deliver this Agreement, (b) this Agreement has been duly and validly authorized, executed and delivered by the Company, constitutes a valid, binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws generally affecting the rights of creditors or by general equity principles (collectively, "Enforceability Exceptions"), and (c) the execution, delivery and performance of this Agreement by the Company does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to the Company or (ii) result in any breach or violation of or constitute a default (or any event that with notice or lapse of time or both could constitute a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which the Company is a party or by which it is bound.

4.   Representations and Warranties of FrontFour.

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FrontFour represents and warrants to the Company that (a) each of FrontFour's authorized signatories named on the signature page of this Agreement has the power and authority to execute and deliver this Agreement and any other documents or agreements to be entered into in connection with this Agreement, (b) this Agreement has been duly and validly authorized, executed and delivered by each FrontFour Member, constitutes a valid, binding obligation of each FrontFour Member and is enforceable against each FrontFour Member in accordance with its terms, except as such enforcement may be limited by the Enforceability Exceptions, (c) the execution of this Agreement, the consummation of any of the transactions contemplated by the Agreement and the fulfillment of the terms of this Agreement, in each case in accordance with the terms of this Agreement, will not conflict with or result in a breach or violation of the organizational documents of any FrontFour Member as in effect on the Effective Date, (d) the execution, delivery and performance of this Agreement by each FrontFour Member does not and will not (i) violate or conflict with any law, rule, regulation, order, judgment or decree applicable to such FrontFour Member or (ii) result in any breach or violation of or constitute a default (or any event that with notice or lapse of time or both could constitute a breach, violation or default) under or pursuant to, or result in the loss of a material benefit under, or give any right of termination, amendment, acceleration or cancellation of, any organizational document, agreement, contract, commitment, understanding or arrangement to which such FrontFour Member is a party or by which it is bound, (e) as of the Effective Date, FrontFour is deemed to beneficially own in the aggregate 1,785,606 shares of Common Stock, and (f) except as disclosed in its Schedule 13D filed with the SEC on January 9, 2015, as amended on January 28, 2015, as of the Effective Date, FrontFour does not have, or have any right to acquire, any interest in any other securities of the Company (or any rights, options or other securities convertible into, exercisable or exchangeable for such securities or any obligations measured by the price or value of any securities of the Company or any of its Affiliates, including any swaps or other derivative arrangements designed to produce economic benefits and risks that correspond to the ownership of Common Stock, in each case (i) whether or not convertible, exercisable or exchangeable immediately or only after the passage of time or the occurrence of a specified event, (ii) whether or not any of the foregoing would give rise to beneficial ownership (as determined under Rule 13d-3 promulgated under the Exchange Act), (iii) whether or not to be settled by delivery of Common Stock, payment of cash or by other consideration, and (iv) without regard to any short position under any such contract or arrangement).

5.   Press Release.

Promptly following the execution of this Agreement, the Company and FrontFour will jointly issue a mutually agreeable press release (the "Mutual Press Release") announcing certain terms of this Agreement, in the form attached as Exhibit B. Before the issuance of the Mutual Press Release, neither the Company nor FrontFour will issue any press release or public announcement regarding this Agreement without the advance written consent of the other Party. Until the 2015 Annual Meeting, neither the Company nor FrontFour will make any public announcement or statement that is

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inconsistent with or contrary to the statements made in the Mutual Press Release, except as required by law or the rules of any stock exchange or with the advance written consent of the other Party.

6.   Mutual Non-Disparagement.

Except as required by law, each Party covenants and agrees that, during the Standstill Period, or if earlier, until such time as the other Party or any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors has breached this Section 6, neither it nor any of its agents, subsidiaries, affiliates, successors, assigns, officers, key employees or directors will in any way publicly disparage, call into disrepute, defame, slander or otherwise criticize the other Party or the other Party's subsidiaries, affiliates, successors, assigns, officers (including any current officer of a Party or a Party's subsidiaries who no longer serves in such capacity following the Effective Date), directors (including any current director of a Party or a Party's subsidiaries who no longer serves in such capacity following the Effective Date), employees, shareholders, agents, attorneys or representatives, or any of their products or services, in any manner that would damage the business or reputation of such other Party, its products or services or its subsidiaries, affiliates, successors, assigns, officers (or former officers), directors (or former directors), employees, shareholders, agents, attorneys or representatives.

7.   Expenses.

The Company will reimburse FrontFour for its reasonable, documented out-of-pocket fees and expenses (including legal expenses) paid or payable to third parties as of the Effective Date in connection with the matters related to the 2015 Annual Meeting and the negotiation and execution of this Agreement, provided that such reimbursement will not exceed $150,000 in the aggregate to FrontFour as a whole.

8.   Specific Performance.

FrontFour, on the one hand, and the Company, on the other hand, acknowledge and agree that irreparable injury to the other Party would occur if any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that such injury would not be adequately compensable by the remedies available at law (including the payment of money damages). The Parties accordingly agree that FrontFour, on the one hand, and the Company, on the other hand (as applicable, "Moving Party"), will each be entitled to specific enforcement of, and injunctive relief to prevent any violation of, the terms of this Agreement and the other Party will not take action, directly or indirectly, in opposition to such relief sought by the Moving Party on the ground that any other remedy or relief is available at law or in equity. This Section 8 is not the exclusive remedy for any violation of this Agreement.

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9. Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement will remain in full force and will in no way be affected, impaired or invalidated. The Parties hereby stipulate and declare it to be their intention that the Parties would have executed the remaining terms, provisions, covenants and restrictions without including any such term, provision, covenant or restriction that may after the Effective Date be declared invalid, void or unenforceable. In addition, the Parties agree to use their best efforts to agree upon and substitute a valid and enforceable term, provision, covenant or restriction for any such term, provision, covenant or restriction that is held invalid, void or unenforceable by a court of competent jurisdiction.

10. Notices.

Any notices, consents, determinations, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one business day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the receiving Party. The addresses and facsimile numbers for such communications will be:

If to the Company:

> OM Group, Inc.
> 950 Main Avenue, Suite 1300
> Cleveland, Ohio 44113
> Attention: Valerie Gentile Sachs, Esq.
> Telephone: (216) 263-7465
> Facsimile: (216) 263-7757

with a copy (which will not constitute notice) to:

> Jones Day
> 901 Lakeside Avenue
> Cleveland, Ohio 44114-1190
> Attention: James P. Dougherty, Esq.
> Telephone: (216) 586-7302
> Facsimile: (216) 579-0212

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If to FrontFour or any member thereof:

> FrontFour Master Fund, Ltd.
> c/o Ogier Fiduciary Services (Cayman) Limited
> 89 Nexus Way, Camana Bay, Grand Cayman
> KY1 9007, Cayman Islands
> Attention: David A. Lorber
> Tel: (203) 274-9052
> Fax: (203) 274-9045

with a copy (which will not constitute notice) to:

> Olshan Frome Wolosky
> Park Tower
> 65 East 55th Street
> New York, New York 10022
> Attention: Steve Wolosky, Esq.
> Telephone: (212) 451-2333
> Facsimile: (212) 451-2222

11. <u>Applicable Law</u>.

This Agreement will be governed by and construed and enforced in accordance with the laws of the State of Ohio without reference to the conflict of laws principles thereof. Each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising under this Agreement, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising under this Agreement brought by the other Party or its successors or assigns, will be brought and determined exclusively in the state courts located in Cuyahoga County, Ohio and any state appellate court therefrom within the State of Ohio (or if any state court declines to accept jurisdiction over a particular matter, the United States District Court for the Northern District of Ohio). Each of the Parties hereby irrevocably submits, with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert in any action or proceeding with respect to this Agreement, (i) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (iii) to the fullest extent permitted by applicable legal requirements, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper, or (C) this Agreement or its subject matter may not be enforced in or by such courts.

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12.   Counterparts.

This Agreement may be executed in multiple counterparts, each of which is an original and which collectively are a single instrument, effective when counterparts have been signed by each Party and delivered to the other Party (including by means of electronic delivery or facsimile).

13.   Entire Agreement; Amendment and Waiver; Successors and Assigns; Third Party Beneficiaries.

This Agreement contains the entire understanding of the Parties with respect to its subject matter. There are no restrictions, agreements, promises, representations, warranties, covenants or undertakings between the Parties other than those expressly set forth in this Agreement. No modifications of this Agreement can be made except in writing signed by an authorized representative of each of the Company and FrontFour, except that the signature of an authorized representative of the Company will not be required to permit an Affiliate of FrontFour to agree to be listed on Exhibit A and be bound by the terms and conditions of this Agreement. No failure on the part of any Party to exercise, and no delay in exercising, any right, power or remedy under this Agreement will operate as a waiver, nor will any single or partial exercise of such right, power or remedy by such Party preclude any other or further exercise of that or any other right, power or remedy. All remedies hereunder are cumulative and are not exclusive of any other remedies provided by law. The terms and conditions of this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their successors, heirs, executors, legal representatives and permitted assigns. No Party will assign this Agreement or any rights or obligations under this Agreement without the advance written consent of the other Party. This Agreement is solely for the benefit of the Parties and is not enforceable by any other persons.

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IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the Effective Date.

OM GROUP, INC.

By: _____

Name: Joseph Scaminace

Title: Chief Executive Officer

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the Effective Date.

FRONTFOUR CAPITAL GROUP LLC

By:

Name: David Lorber

Title:

FRONTFOUR MASTER FUND, LTD.

By:

Name: David Lorber

Title:

FRONTFOUR OPPORTUNITY FUND LTD.

By:

Name: David Lorber

Title:

FRONTFOUR CAPITAL CORP.

By:

Name: David Lorber

Title:

STEVEN E. LOUKAS, individually



[*Signature Page to Agreement*]

DAVID A. LORBER, individually



_____

ZACHARY R. GEORGE, individually



_____

ALLEN A. SPIZZO, individually

_____

IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized signatories of the Parties as of the Effective Date.

FRONTFOUR CAPITAL GROUP LLC

By: _____
    Name:
    Title:

FRONTFOUR MASTER FUND, LTD.

By: _____
    Name:
    Title:

FRONTFOUR OPPORTUNITY FUND LTD.

By: _____
    Name:
    Title:

FRONTFOUR CAPITAL CORP.

By: _____
    Name:
    Title:

STEVEN E. LOUKAS, individually

_____

DAVID A. LORBER, individually

_____

ZACHARY R. GEORGE, individually

_____

ALLEN A. SPIZZO, individually
_____

[Signature Page to Agreement]

EXHIBIT A

FRONTFOUR CAPITAL GROUP LLC
FRONTFOUR MASTER FUND, LTD.
FRONTFOUR OPPORTUNITY FUND LTD.
FRONTFOUR CAPITAL CORP.
STEVEN A. LOUKAS
DAVID A. LORBER
ZACHARY R. GEORGE
ALLEN A. SPIZZO

EXHIBIT B

Press Release

See attached.

OM GROUP AND FRONTFOUR CAPITAL REACH AGREEMENT ON COMPOSITION OF NOMINEE SLATE; COMPANY TO CONTINUE FOCUS ON OPERATIONAL IMPROVEMENTS

COMPANY ADDS TWO NEW INDEPENDENT DIRECTORS TO SLATE AND AGREES TO APPOINT ADDITIONAL INDEPENDENT BOARD MEMBER FOLLOWING 2015 ANNUAL MEETING

CLEVELAND, March 23, 2015 -- OM Group, Inc. (NYSE: OMG) today announced it has reached an agreement with shareholder FrontFour Capital (FrontFour) regarding the composition of its Board of Directors.

Under the terms of the agreement, OM Group will nominate two new independent directors to the 2015 slate of nominees. David A. Lorber, Co-Founder of FrontFour Capital Group LLC, and Joseph M. Gingo, Chairman of A. Schulman Inc., will join current director Carl R. Christenson on the Company's slate of nominees. The nominations will be included in the Company's 2015 proxy statement and submitted for stockholder approval at the Company's 2015 Annual Meeting, which has not yet been scheduled. Further details regarding the 2015 Annual Meeting will be included in the Company's definitive proxy materials, which will be filed with the SEC.

In addition, promptly following the 2015 Annual Meeting, OM Group has agreed to expand the Board by one seat, to nine members, and name Allen A. Spizzo, a business and management consultant focused on the chemicals, materials, biotechnology and pharmaceutical industries, a director of the Company with a term ending at the Company's 2016 Annual Meeting.

FrontFour has agreed to vote all of its shares in favor of each of the Company's nominees at the 2015 Annual Meeting. Under the terms of the agreement, FrontFour has also agreed to customary standstill provisions.

Joe Scaminace, Chairman and Chief Executive Officer of OM Group said, "We have had constructive conversations with FrontFour over the past several months about our strategy and Board composition, and are pleased to have reached an agreement resulting in strong candidates as director nominees. These individuals will further strengthen our Board with their experience and perspective and will contribute to our ongoing efforts to strengthen OM Group and create sustainable, long-term value for all shareholders."

David Lorber, Co-Founder of FrontFour, commented, "Allen and I see a significant opportunity to create sustainable value for all shareholders. We look forward to working with our fellow directors and management to continue to find ways to drive operational efficiencies and improve working capital management, capital allocation, and the Company's overall business performance."

About OM Group
OM Group is a technology-driven diversified industrial company serving attractive global

markets, including automotive systems, electronic devices, aerospace and defense, industrial and medical. Its business platforms use innovation and technology to address customers' complex applications and demanding requirements. For more information, visit the Company's website at www.omgi.com.

Forward-Looking Statements
The foregoing discussion may include forward-looking statements for purposes of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based upon specific assumptions and are subject to uncertainties and factors relating to the company's operations and business environment, all of which are difficult to predict and many of which are beyond the control of the company. These uncertainties and factors could cause actual results of the company to differ materially from those expressed or implied in the forward-looking statements contained in the foregoing discussion. Such uncertainties and factors include: uncertainty in worldwide economic conditions; technological changes in our industry or in our customers' products; uncertainty with respect to U.S. Government spending levels or priorities; our ability to identify, complete and integrate acquisitions aligned with our strategy; failure to retain and recruit key personnel; the majority of our operations are outside the United States, which subjects us to risks that may adversely affect our operating results; fluctuations in foreign exchange rates; fluctuations in the price and uncertainties in the supply of rare earth materials and other raw materials; costs incurred in connection with competitive repositioning and cost optimization opportunities and our ability to realize anticipated savings; level of returns on pension plan assets and changes in the actuarial assumptions; insurance that we maintain may not fully cover all potential exposures; changes in effective tax rates or adverse outcomes resulting from tax examinations; unanticipated costs of environmental regulation, including changes that could affect sales of our products; failure to maintain sufficient cash in the U.S.; failure to protect or enforce our intellectual property rights; disruptions in relationships with key customers or any material adverse change in their business; possible future indebtedness that may impair our ability to operate our business successfully; extended business interruption at our facilities; the timing and amount of common share repurchases, if any; and the risk factors set forth in Part 1, Item 1a of our Annual Report on Form 10-K for the year ended December 31, 2014.

Important Additional Information
OM Group, its directors and certain of its executive officers will be deemed to be participants in the solicitation of proxies from OM Group shareholders in connection with the matters to be considered at OM Group's 2015 Annual Meeting. OM Group intends to file a proxy statement with the SEC in connection with any such solicitation of proxies from OM Group shareholders. OM GROUP SHAREHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING WHITE PROXY CARD WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION. Information regarding the ownership of OM Group's directors and executive officers in OM Group shares, restricted shares and options is included in their SEC filings on Forms 3, 4 and 5. More detailed information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with OM Group's 2015 Annual Meeting. Information can also be found in OM Group's Annual Report on Form 10-K for the year

ended Dec. 31, 2014, filed with the SEC on March 2, 2015. Shareholders will be able to obtain any proxy statement, any amendments or supplements to the proxy statement and other documents filed by OM Group with the SEC for no charge at the SEC's website at www.sec.gov. Copies will also be available at no charge at OM Group's website at www.omgi.com or by contacting Rob Pierce, Vice President of Finance at (216) 263-7489.